EXHIBIT (a)(9)

FOR IMMEDIATE RELEASE
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Weiss, Peck & Greer, L.L.C. Contact
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Grace M. Protos
Vice President
MacKenzie Partners, Inc.
Tel:  (212) 929-5500


                               ACQUISITION CORP.,
                             A CORPORATION FORMED BY
                  WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.,
                             COMMENCES TENDER OFFER

NEW YORK, NY, December 4, 1997. Acquisition Corp., an affiliate of WPG Corporate Development Associates V, L.P., filed today with the U.S. Securities and Exchange Commission a Tender Offer Statement on Schedule 14D-1 to commence its previously announced all-cash tender offer for all outstanding shares of ATC Group Services Inc. (NASDAQ-NMS: "ATCS") at a price of $12 per share. The Board of Directors of ATC has unanimously approved the offer and determined that the terms are fair to, adequate and in the best interest of the company's stockholders. Tender offer materials have been mailed to ATC stockholders.

Weiss, Peck & Greer, L.L.C. is a private investment firm, founded in 1970, which manages in excess of $14 billion in public equities and fixed-income securities for institutional and individual clients worldwide. In addition to its money management activities, the firm has a twenty-seven year history as an investor of equity capital in over 200 venture capital and private equity transactions. Investments of the Private Equity Group are made through affiliated funds with $230 million of committed capital.